Furniture Brands International, Inc.
1 North Brentwood Blvd.
St. Louis, Missouri 63105

Investor contact: Farah Soi, ICR, 203-682-8200
Media contact: Lisa Hanly, 314-290-8954

FURNITURE BRANDS INTERNATIONAL EXTENDS STOCKHOLDER RIGHTS PLAN
St. Louis, Missouri, June 19, 2012 - Furniture Brands International (NYSE:FBN) today announced that its Board of Directors amended and restated its stockholder rights plan to extend the expiration date from July 30, 2012 to June 18, 2015, and to effect other changes intended to update the existing plan.
The stockholder rights plan, first implemented in 2009 and approved by Furniture Brands' stockholders in 2010, was adopted by the Board in order to preserve the value of significant tax assets associated with the company's net operating loss carry forwards and certain other tax benefits under Section 382 of the Internal Revenue Code and to protect stockholders against potential acquirers who may pursue coercive or unfair tactics aimed at gaining control of the company without paying a full and fair price to all stockholders. The company intends to seek stockholder approval of the amended and restated rights plan at its next annual meeting.
Furniture Brands reported net deferred tax assets attributable to federal and state net operating loss carry forwards totaling approximately $101.4 million as of March 31, 2012. The company's ability to realize these tax assets would be substantially limited by Section 382 if an "ownership change" occurred -- generally, a greater than 50-percentage point change in ownership of stock by stockholders owning (or deemed to own under Section 382) five percent or more of a corporation's stock over a three-year period of time. The stockholder rights plan is intended to reduce the likelihood of an "ownership change" occurring as a result of the buying and selling of Furniture Brands common stock, and as a result, preserve the value of the tax assets.
Subject to certain exceptions described in the rights plan, any stockholder or group that acquires beneficial ownership of 4.75 percent or more of Furniture Brands' outstanding stock without the approval of the company's board of directors would be subject to significant dilution in its holdings. The 4.75 percent threshold is intended to reduce the likelihood that a stockholder will inadvertently become a "five-percent stockholder" under Section 382 by providing that there are a sufficient number of shares that a stockholder may inadvertently acquire after triggering the rights plan, but before acquiring five percent or more of the company's stock. In addition, at its discretion, the Board of Directors may exempt certain transactions and certain persons whose acquisition of securities is determined by the Board not to jeopardize the Company's net operating losses and whose holdings following such acquisition will not equal or exceed 20 percent of the company's outstanding common stock. The 20 percent threshold is meant to deter any attempt to obtain control of the company in a manner or on terms that are not in the best interests of the company and all stockholders.
Additional information regarding the Board of Directors' actions will be provided in a Current Report on Form 8-K and in a Registration Statement on Form 8-A/A which Furniture Brands will file with the Securities and Exchange Commission.
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About Furniture Brands
Furniture Brands International, Inc. (NYSE: FBN) is a world leader in designing, manufacturing, sourcing and retailing home furnishings. Furniture Brands markets products through a wide range of channels, including company owned Thomasville retail stores and through interior designers, multi-line/independent retailers and mass merchant stores. Furniture Brands serves its customers through some of the best known and most respected brands in the furniture industry, including Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Pearson, Hickory Chair, Lane Venture, and Maitland-Smith. To learn more about the company, visit: furniturebrands.com
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this document and in our public disclosures, whether written or oral, relating to future events or our future performance, including any discussion, express or implied, of our anticipated growth, operating results, future earnings per share, or plans and objectives, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are often identified by the words "will," "believe," "positioned, " "estimate," "project," "target," "continue," "intend," "expect," "future," "anticipates," and similar expressions that are not statements of historical fact. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under ''Risk Factors'' in our Annual Report on Form 10-K for the year ended December 31, 2011, and in our other subsequent public filings with the Securities and Exchange Commission. Such factors include, but are not limited to: risks associated with the execution of our strategic plan; changes in economic conditions; loss of market share due to competition; changes in our pension funding obligations; failure to forecast demand or anticipate or respond to changes in consumer tastes and fashion trends; failure to achieve projected mix of product sales; business failures of large customers; distribution realignments; manufacturing realignments and cost savings programs; increased reliance on offshore (import) sourcing of various products; fluctuations in the cost, availability and quality of raw materials; product liability uncertainty; environmental regulations; future acquisitions; loss of key personnel; impairment of intangible assets; anti-takeover provisions which could result in a decreased valuation of our common stock; loss of funding sources or our inability to secure additional financing to meet our operating and capital needs; and our ability to open and operate new retail stores successfully. It is routine for internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that all forward-looking statements and the internal projections and beliefs upon which we base our expectations included in this report or other periodic reports are made only as of the date made and may change. While we may elect to update forward-looking statements at some point in the future, we do not undertake any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.